NEWS RELEASE

FOR IMMEDIATE RELEASE

PETROGEN COMPLETES DRILLING TILLER RANCH #1 WELL
- Initial Results Mark Ongoing Natural Gas Development Opportunities in Texas Gulf Coast -

Houston, TX - November 17th, 2005 - Petrogen Corp.(OTC Bulletin Board: PTGC), Petrogen announced today that it has completed drilling the Tiller Ranch #1 well ("TR#1") to a depth of 6,000 feet as anticipated and first reported in the Company's news release of October 31 st, 2005.

On October 13th, 2005, Petrogen's field crew staked the TR#1 location and commenced preparations in its first phase of operations on the Company's most recent Texas Gulf Coast acquisition, the Tiller Ranch Field (the "Lease"). After initial preparations were undertaken including location design, road construction and installation of the necessary infrastructure and services to undertake drilling operations at the Lease, the TR#1 was spud on October 27th, 2005.

Upon reaching total depth of 6,000 feet, Petrogen implemented the running of its logging program on the TR#1 and in the process, ran a suite of open-hole logs for formation evaluation. As a result of the logging program, Petrogen's technical and operations team identified multiple zones of interest, whereby pressure data and sidewall cores were collected over those same intervals for further third party evaluation by four industry leading petrophysical firms.

Worldwide services industry leader, Schlumberger Ltd. (SLB - NYSE), which provides technology, project management and information solutions in the oil and gas industry internationally, conducted the Company's logging program, sidewall core analysis and formation testing. Upon full evaluation and identification of the multiple zones of interest as noted, casing was set at 5,995 feet and Schlumberger Ltd. cemented the TR#1 in preparation for perforating and testing the zones of interest.

Petrogen's Chairman and CEO, Sacha H. Spindler stated, "We're very excited about the initial results of the Tiller Ranch #1 well. Currently, indications are that we could complete the well in a number of potential gas bearing zones. As these first indications continue to prove positive through the next stages of analysis, we could further confirm our initial findings and move into the testing and completion phases of the initial development program at Tiller Ranch."

The Company's Tiller Ranch Field lease (the "Lease") is located within Tom Graham Field, Jim Wells County, Texas, which has produced over thirteen billion cubic feet of natural gas (13 Bcfg) from twenty-five distinct sands as well as six million eight hundred thousand barrels of oil (6.8 Mmbo) from six sands. Extensive subsurface control, provided by approximately twenty-five wells located on or adjacent to the Lease, indicate that potentially up to 18 Bcfe of natural gas reserves could be recovered through the development of up to six new wells, which the Company plans to complete during Q4-2005 through to Q2-2006.

Mr. Spindler further stated, "Our geologic model and the results we're anticipating at Tiller Ranch Field could be quantified very soon if the early indications from the data collected from the Tiller Ranch #1 well continue to show positive results. Our primary objectives are to develop natural gas reserves in the TexasGulf Coast in areas that are known to be prolific. We're very excited about the possibility of Tiller Ranch Field adding to our current positive track record of natural gas developments in the Gulf Coast region."

About The Texas Gulf Coast

Texas and the Texas Gulf Coast represent one of the premier natural gas exploration and development regions in the world, accounting for 32% of all natural gas production and 27% of proved natural gas reserves in the United States. Over the past few years, several large discoveries by Shell, BP and Chevron Texaco have contributed to the growing prominence of the Gulf Coast region as a hotbed for the expansion of domestic natural gas developments.

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.